Exhibit 99.1

Media Release

IMV Inc. Announces Changes to Its Board of Directors

Dartmouth, Nova Scotia, and Cambridge, Mass., March 27, 2023 , IMV Inc. (NASDAQ: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX platform, to treat solid and hematologic cancers, today announced changes to its board of directors as Shermaine Tilley, Ph.D., MBA has resigned from the Board of Directors (“Board”) of the Company, effective immediately.

Dr. Tilley, Managing Partner at CTI Life Sciences Fund (“CTI LSF”), was originally appointed to the IMV Board in 2016 as a representative from CTI LSF following their initial investment in IMV. Dr. Tilley’s resignation arose due to policy changes surrounding board positions at CTI LSF and she will remain IMV’s point of contact at CTI LSF.

“Dr. Tilley has been a valuable member of the board and we have appreciated her experience in the industry and thoughtful guidance,” said Michael Bailey, Chairman of the Board. “On behalf of the Board of Directors, I want to thank Shermaine for her service and commitment to IMV during the last seven years. We wish her all the best.”

Following Dr. Tilley’s resignation, the Company has appointed Brittany Davison, Chief Accounting Officer at IMV to its Board in an interim capacity while the search for a Canadian replacement is ongoing.

About IMV

IMV Inc. is a clinical-stage biopharmaceutical company developing a novel class of cancer vaccines based on DPX®, our immune-educating technology platform. DPX is designed to inform a specific, coordinated and persistent anti-tumor immune response, improving the lives of patients with solid or hematological cancers. DPX can package a wide range of bioactive molecules in a single formulation to incite the tumor-killing function of multiple, distinct immune cell subtypes. IMV’s lead therapeutic candidate, maveropepimut-S (MVP-S), is a DPX-based cancer vaccine that delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immune activator and a universal CD4 T cell helper peptide. Together, these elements are designed to foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function that drive a targeted, sustained immune response. In our clinical trials, MVP-S treatment has been well tolerated and has demonstrated favorable clinical outcomes in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is administered in very low doses approximately once every two months, which drives a persistent immune attack on tumor cells. MVP-S is currently being evaluated in Phase 2B clinical trials for advanced r/r Diffuse Large B Cell Lymphoma (DLBCL) and platinum resistant ovarian cancer. IMV is also developing a dual-targeted cancer vaccine candidate leveraging the DPX delivery platform, DPX-SurMAGE. This cancer vaccine combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn..

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such words as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this press release, such forward-looking statements include, but are not limited to, statements regarding the search for a replacement board member and the Company’s ability to advance its development strategy. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the detailed results when presented being at least consistent with the initial results from the VITALIZE Phase 2B trial, the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Investor Relations & Media

Delphine Davan
Senior Director, Communications and Investor Relations
IMV Inc.

O: (902) 492.1819 ext: 1049
E: ddavan@imv-inc.com

Source: IMV Inc.